October 10, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Edwin Kim, Attorney-Advisor

Re:                             Shutterstock, Inc. — Request for Acceleration

Registration Statement on Form S-1 (File No. 333-181376)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Deutsche Bank Securities Inc. and Jefferies & Company, Inc., as representatives of the several underwriters (the “Representatives”), hereby join in the request of Shutterstock, Inc. (the “Company”) for acceleration of the above-referenced Registration Statement, as amended, requesting that such Registration Statement become effective Wednesday, October 10, 2012, at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 of the Act, please be advised that we have distributed approximately 7,500 copies of the Company’s Preliminary Prospectus, dated September 27, 2012 through the date hereof to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
DEUTSCHE BANK SECURITIES INC.
JEFFERIES & COMPANY, INC.

As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Michael O’Donovan
Name:	Michael O’Donovan
Title:	Managing Director

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Anuj Mathur
Name:	Anuj Mathur
Title:	Director

By: JEFFERIES & COMPANY, INC.

By:	/s/ David Mastrangelo
Name:	David Mastrangelo
Title:	Managing Director

[Signature Page to Underwriter Acceleration Request]